

16021315

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 09 2016
REGISTRATIONS BRANCH
16

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# ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

| SEC FILE NUMBER |
|---|
| 8-12123 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 7 2016
DIVISION OF TRADING & MARKETS

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

F/A ✓

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
416

**Allen & Company LLC**

Securities Investor Protection Corporation (SIPC)

Form SIPC-7

December 31, 2015

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Member
Allen & Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allen & Company LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by management of the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

**Allen & Company LLC**
**Schedule of Assessment and Payments to the Securities Investor Protection Corporation**
**From January 1, 2015 to December 31, 2015**

| | |
|---|---|
| Total Revenue (FOCUS Line 12 / Part IIA Line 9, Code 4030) | $ 352,178,445 |
| Additions: | |
| Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities | 1,386,313 |
| Total Additions | 1,386,313 |
| Deductions: | |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 1,621,613 |
| Net gain from securities in investment accounts | 22,269,437 |
| Total interest and dividend expense but not in excess of total interest and dividend income | 44 |
| Total Deductions | 23,891,094 |
| SIPC Net Operating Revenues | $ 329,673,664 |
| General Assessment @ .0025 | 824,184 |
| Less payment made with SIPC-6 at July 16, 2015 | 331,351 |
| Less prior overpayment applied | - |
| Assessment balance due or (overpayment) | $ 492,833 |